[redacted]

General Employment

Annual Report

Financial Highlights

(In Thousands, Except Per Share)	Year Ended September 30 2007	2006
Net revenues	$19,690	$20,068
Net income	914	1,002
Net cash provided by operating activities	1,314	1,002
Net income per share – basic	$ .18	$ .19
Net income per share – diluted	.17	.19
Cash dividends declared per share	.10	—
Book value per share	1.42	1.33
Net working capital	$ 6,395	$ 6,051
Shareholders' equity	7,324	6,852
Total assets	9,876	9,275
Rate of return on average equity	12.9%	15.8%

General Employment Enterprises, Inc. and its wholly-owned subsidiary, Triad Personnel Services, Inc., provide professional staffing services through a network of 19 branch offices located in 9 states. The Company specializes in information technology, accounting and engineering placements and offers its clients a choice of three staffing options — contracting for the services of the Company's employees who are placed on temporary contract assignments at clients' premises; hiring the Company's contract employees as their own regular full-time employees through the Company's contract-to-hire option; or filling their openings for regular full-time positions with candidates who have been recruited and referred by the Company.

The Company's offices operate under the trade names General Employment Enterprises, Omni One, Business Management Personnel, Triad Personnel Services or Generation Technologies.

For the 2007 fiscal year, the Company derived approximately 43% of its revenues from contract services and 57% from placement services.

General Employment's shares are traded on the American Stock Exchange under the trading symbol **JOB**.

Fellow Shareholders:

Last year in my letter to you, I closed with an optimistic outlook for General Employment's performance in fiscal 2007. Some of that optimism was rewarded, because placement service revenues improved for the fourth consecutive year, up 15% over last year. We saw a decline in contract service business because of reduced client demand, coupled with the fact that we placed more emphasis on marketing placement services, where there was a growing demand. As a result, total net revenues and net income declined from the prior year.

One of the challenges we faced this year was finding enough qualified candidates for our clients. We responded to this challenge by dedicating additional resources for Internet job boards, since the Internet has become such a powerful tool for job seekers. This move allowed us to remain competitive and attract more qualified candidates to fill our clients' openings. Approximately 75% of the candidates we placed in fiscal 2007 came from Internet job boards, including the Company's own job board.

The main focus of the Company's placement services division continues to be placing professionals in information technology, accounting and engineering positions. In fiscal 2007, 74% of our placements were in these three specializations. Engineering accounted for 49% of the professionals we placed, 15% were in information technology and 10% were in accounting. And in response to market demands, 26% of the placements we made this year were in other professional categories, and included insurance specialists, sales professionals, administrative and marketing support, and allied healthcare staff.

Fiscal 2007 saw the completion of a two-year project of upgrading our information technology infrastructure, which involved a complete overhaul of our computer system. The enhancements we made have provided us with centralized management of our system, increased storage, faster processing, and upgrades to the latest versions of the applications we use. Because of the investment we made in this project, we now have the capability of conducting our business more efficiently, effectively and competitively.

We made staffing our branch offices a priority in fiscal 2007. As a result, branch personnel numbers increased by approximately 9% by year end. And although adding this staff has increased our General and Administrative expenses, we consider it a good investment in the Company's future. We've always believed our managers and consultants to be some of the best in the staffing industry and believe that adding even more talented and motivated people to our branch sales and management staff will help us grow.

In November 2007, we announced plans to open an office in San Jose, California. This new branch will increase the California office network to four branches: two in Northern California and two in Southern California.

What's ahead for General Employment in fiscal 2008? Throughout the year we plan to add staff to existing branch offices. Based on today's staffing market, I'm optimistic that we will see continuing improvement in placement service revenues and net income in fiscal 2008, and stabilization or even a modest improvement in contract service revenues for the year. Well-qualified candidates will continue to be difficult to find; however, that's why clients use our services. I believe that with the growth in numbers and experience level of our sales staff, along with the technological improvements we have made in our computer infrastructure, we're well-positioned for a successful year.

Throughout the coming year, our focus will continue to be on placing professionals in our three placement specialties: information technology, engineering and accounting. However, we will be monitoring market demands, and if we notice a shift in our clients' needs, we are prepared to quickly respond and redirect our efforts to meet their requirements.

I look forward to a good year in fiscal 2008 and being able to provide you with a favorable report in next year's letter.

Herbert F. Imhoff, Jr.
Herbert F. Imhoff, Jr.
Chairman of the Board and
Chief Executive Officer

November 13, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company provides contract and placement staffing services for business and industry, specializing in the placement of information technology, engineering and accounting professionals. As of September 30, 2007 the Company operated 19 offices located in 9 states.

The Company's business is highly dependent on national employment trends in general and on the demand for professional staff in particular. As an indicator of employment conditions, the national unemployment rate was 4.7% in September 2007 and 4.6% in September 2006. These statistics indicate a relatively full level of employment in the United States during the last twelve months.

During the 2007 fiscal year, the Company experienced stronger demand for its placement services, compared with the prior year. Because of the stronger demand, and because placement services have a higher profit margin than contract services, the Company focused more of its marketing efforts on the placement business during the year. As a result, the Company achieved increases in both the number of placements and the average placement fee, while the number of billable contract hours declined.

During the same period, the Company experienced greater challenges in finding well-qualified candidates for both placement and contract assignments than it had during the prior year. This factor constrained revenue growth in both divisions.

Consolidated net revenues for the year ended September 30, 2007 decreased 2% compared with the prior year. As a result of the changed demand, placement service revenues were up 15%, while contract service revenues were down 18%. The effects of lower consolidated net revenues, together with an 8% increase in general and administrative expenses, resulted in a 22% decline in income from operations.

Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or by extrapolating past results. While it is difficult to accurately predict future hiring patterns or the demand for staffing services, management believes that existing branch offices have the capacity to accommodate additional consulting staff and a higher volume of business.

Results of Operations

A summary of operating data, expressed as a percentage of consolidated net revenues, is presented below.

	Year Ended September 30	
	2007	2006
Net revenues		
Contract services	42.9%	51.1%
Placement services	57.1	48.9
Net revenues	100.0	100.0
Operating expenses		
Cost of contract services	28.7	36.2
Selling	35.8	30.4
General and administrative	32.4	29.5
Total operating expenses	96.9	96.1
Income from operations	3.1%	3.9%

Net Revenues

Consolidated net revenues for the year ended September 30, 2007 were down $378,000 (2%) from the prior year. Placement service revenues increased $1,427,000 (15%), while contract service revenues decreased $1,805,000 (18%).

Management's Discussion Continued

During fiscal 2007, the Company experienced stronger demand for its placement services. As a result, the number of placements grew by 4%, and the average placement fee was up 9% over the same period last year.

Because of a shift in the Company's marketing focus toward the placement business, the contract service business declined. The decrease in contract service revenues reflects a 21% decrease in the number of billable hours, which was partially offset by a 2% increase in the average hourly billing rate.

Operating Expenses

Total operating expenses for the year ended September 30, 2007 were down $202,000 (1%) compared with the prior year.

The cost of contract services was down $1,615,000 (22%) as a result of the lower volume of contract business. However, margins improved. The gross profit margin on contract business was 33.2% for the year ended September 30, 2007, which was 4.0 points higher than 29.2% for the prior year. There are no direct costs associated with placement service revenues.

Selling expenses increased $953,000 (16%) for the period. Commission expense was up 14% because of the change in revenue mix and because the Company's commission costs are higher on placement business than on contract business. Recruitment advertising expense was up 27% because of a higher number of Internet job postings needed to attract qualified candidates. Selling expenses represented 35.8% of consolidated net revenues, which was up 5.4 points from the prior year.

General and administrative expenses increased $460,000 (8%) for the year ended September 30, 2007. Compensation in the operating divisions was up 6% due to hiring additional employment consultants. Administrative compensation was up 10% because of inflationary increases in pay rates and an increase in stock-based compensation expense. Depreciation and amortization expense increased 44% as a result of capital expenditures during the last two years. All other general and administrative expenses together increased 5%. As a result, general and administrative expenses represented 32.4% of consolidated revenues, which was up 2.9 points from the prior year.

Other

Investment income for the year ended September 30, 2007 was up $88,000 (41%), due to a combination of higher balances available for investment and a higher average rate of return.

There was no provision for income taxes in either year, because of the availability of operating losses carried forward from prior years.

Financial Condition

As of September 30, 2007, the Company had cash and cash equivalents of $6,344,000, which was an increase of $440,000 from September 30, 2006. Net working capital at September 30, 2007 was $6,395,000, which was a decrease of $344,000 from September 30, 2006, and the current ratio was 4.0 to 1. Shareholders' equity as of September 30, 2007 was $7,324,000, which represented 74% of total assets.

During the fiscal year ended September 30, 2007, the net cash provided by operating activities was $1,314,000. Net income for the period, together with depreciation and other non-cash charges, provided $1,218,000, while working capital items provided an additional $96,000.

Expenditures for the acquisition of property and equipment were $364,000 for the year ended September 30, 2007. The major expenditures were for computer equipment and software, as the Company completed a two-year program to upgrade its computer systems.

Management's Discussion Continued

In November 2006, the Company's board of directors declared a cash dividend in the amount of $.10 per common share, which resulted in a total payment of $515,000 in January 2007.

In November 2007, the Company's board of directors declared a cash dividend in the amount of $.10 per common share, which is expected to result in a total payment of $515,000 in January 2008.

All of the Company's office facilities are leased. As of September 30, 2007, future minimum lease payments under noncancelable lease agreements having initial terms in excess of one year totaled $2,510,000. At that date, the Company also had contractual obligations to purchase approximately $160,000 of recruitment advertising through December 2007.

The Company has an employment agreement with the chief executive officer that provides for severance benefits if the officer's employment terminates for any reason other than "cause." The Company also has arrangements covering other officers and key employees that would become effective if their employment terminated under certain conditions following a change in control of the Company. As of September 30, 2007, the potential aggregate obligation under these arrangements, if all such officers and employees were terminated, was approximately $3,400,000.

As of September 30, 2007, there were approximately $2,000,000 of losses available to reduce federal taxable income in future years through 2024, and there were approximately $4,800,000 of losses available to reduce state taxable income in future years, expiring from 2008 through 2024. Future realization of the tax benefits of net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. Based on the weight of available evidence, the Company determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of September 30, 2007. See "Income Taxes" in the Notes to Consolidated Financial Statements for additional information.

The Company's primary source of liquidity is from its operating activities. The Company's philosophy regarding the maintenance of cash balances reflects management's views on potential future needs for liquidity. Management believes that funds generated by operations, together with existing cash balances, will be adequate to finance current operations and capital expenditures for the foreseeable future.

Off-Balance Sheet Arrangements

As of September 30, 2007, and during the year then ended, there were no transactions, agreements or other contractual arrangements to which an unconsolidated entity was a party, under which the Company (a) had any direct or contingent obligation under a guarantee contract, derivative instrument or variable interest in the unconsolidated entity, or (b) had a retained or contingent interest in assets transferred to the unconsolidated entity.

Critical Accounting Policies

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and the rules of the United States Securities and Exchange Commission.

Management makes estimates and assumptions that can affect the amounts of assets and liabilities reported as of the date of the financial statements, as well as the amounts of reported revenues and expenses during the periods presented. Those estimates and assumptions typically involve expectations about events to occur subsequent to the balance sheet date, and it is possible that actual

Management's Discussion Continued

results could ultimately differ from the estimates. If differences were to occur in a subsequent period, the Company would recognize those differences when they became known. Significant matters requiring the use of estimates and assumptions include deferred income tax valuation allowances and accounts receivable allowances. Management believes that its estimates and assumptions are reasonable, based on information that is available at the time they are made.

The following accounting policies are considered by management to be "critical" because of the judgments and uncertainties involved, and because different amounts would be reported under different conditions or using different assumptions.

Income Taxes
Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized as a tax benefit in the future. If the Company were to change its determination about the future realization of tax benefits, the valuation allowance would be adjusted as a provision or credit to income taxes in the period in which the determination is made. Judgment is required in assessing the likelihood that tax assets will be realized. These judgments are based on estimates about future taxable income, which is inherently uncertain.

Accounts Receivable Allowances
An allowance for placement falloffs is recorded, as a reduction of revenues, for estimated losses due to applicants not remaining employed for the Company's guarantee period. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where collection is considered to be doubtful due to credit issues. These allowances reflect management's estimate of potential losses inherent in the accounts receivable balances, based on historical loss statistics.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (the "FASB") issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". Interpretation 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured and derecognized in financial statements, and it requires certain disclosures of uncertain tax positions among other provisions. Interpretation 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for the Company in the first quarter of fiscal 2008. The Company does not expect the adoption to have a material effect on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements". Statement 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and it expands disclosures about fair value measurements. Statement 157 is effective for fiscal years beginning after November 15, 2007. The Company has not determined what impact Statement 157 may have on its results of operations and financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". Under Statement 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Statement 159 is effective for fiscal years beginning after November 15, 2007. The Company has not determined what impact Statement 159 may have on its results of operations and financial position.

Management's Discussion Concluded

Forward-Looking Statements

As a matter of policy, the Company does not provide forecasts of future financial performance. However, the Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in press announcements, reports to shareholders and filings with the Securities and Exchange Commission. All statements which address expectations about future operating performance and cash flows, future events and business developments, and future economic conditions are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's then-current expectations and assumptions. Actual outcomes could differ significantly. The Company and its representatives do not assume any obligation to provide updated information.

Some of the factors that could affect the Company's future performance include, but are not limited to, general business conditions, the demand for the Company's services, competitive market pressures, the ability of the Company to attract and retain qualified personnel for regular full-time placement and contract assignments, the possibility of incurring liability for the Company's business activities, including the activities of its contract employees and events affecting its contract employees on client premises, and the ability to attract and retain qualified corporate and branch management.

Market Information

Market Information

The Company's common stock is listed on the American Stock Exchange and is traded under the symbol JOB. The following table sets forth the quarterly high and low sales prices per share of the Company's common stock on the consolidated market for each quarter within the last two fiscal years, as reported by the American Stock Exchange.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Fiscal 2007				
High	$2.00	$3.47	$2.50	$1.90
Low	1.52	1.92	1.67	1.62
Fiscal 2006				
High	$2.05	$1.72	$2.10	$2.75
Low	1.43	1.41	1.46	1.86

There were 717 holders of record on October 31, 2007.

On November 20, 2006, the Company declared a $.10 per share cash dividend on its common stock, payable on January 9, 2007 to shareholders of record as of December 15, 2006.

Consolidated Statement of Income

(In Thousands, Except Per Share)	Year Ended September 30 2007	2006
Net revenues		
Contract services	$ 8,448	$ 10,253
Placement services	11,242	9,815
Net revenues	19,690	20,068
Operating expenses		
Cost of contract services	5,641	7,256
Selling	7,051	6,098
General and administrative	6,385	5,925
Total operating expenses	19,077	19,279
Income from operations	613	789
Investment income	301	213
Net income	$ 914	$ 1,002
Average number of shares		
Basic	5,150	5,148
Diluted	5,368	5,338
Net income per share		
Basic	$ .18	$ .19
Diluted	$ .17	$ .19
Cash dividends declared per share	$ .10	$ —

See notes to consolidated financial statements.

Consolidated Balance Sheet

(In Thousands)	As of September 30 2007	2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 6,344	$ 5,904
Accounts receivable, less allowances (2007 – $248; 2006 – $280)	1,915	1,978
Other current assets	252	296
Total current assets	8,511	8,178
Property and equipment, net	929	801
Other assets	436	296
Total assets	$ 9,876	$ 9,275
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accrued compensation	$ 1,602	$ 1,495
Other current liabilities	514	632
Total current liabilities	2,116	2,127
Other liabilities	436	296
Shareholders' equity		
Preferred stock; authorized – 100 shares; issued and outstanding – none	—	—
Common stock, no-par value; authorized – 20,000 shares; issued and outstanding – 5,153 shares in 2007 and 5,148 shares in 2006	4,912	4,839
Retained earnings	2,412	2,013
Total shareholders' equity	7,324	6,852
Total liabilities and shareholders' equity	$ 9,876	$ 9,275

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(In Thousands)	Year Ended September 30 2007	2006
Operating activities		
Net income	$ 914	$1,002
Depreciation and amortization	231	160
Other noncurrent items	73	5
Accounts receivable	63	50
Accrued compensation	107	(147)
Other current items, net	(74)	(68)
Net cash provided by operating activities	1,314	1,002
Investing activities		
Acquisition of property and equipment	(364)	(334)
Financing activities		
Exercises of stock options	5	—
Cash dividends paid	(515)	—
Net cash used by financing activities	(510)	—
Increase in cash and cash equivalents	440	668
Cash and cash equivalents at beginning of year	5,904	5,236
Cash and cash equivalents at end of year	$6,344	$5,904

See notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity

(In Thousands)	Year Ended September 30 2007	2006
Common shares outstanding		
Number at beginning of year	5,148	5,148
Exercises of stock options	5	—
Number at end of year	5,153	5,148
Common stock		
Balance at beginning of year	$4,839	$4,839
Stock option expense	68	—
Exercises of stock options	5	—
Balance at end of year	$4,912	$4,839
Retained earnings		
Balance at beginning of year	$2,013	$1,011
Net income	914	1,002
Cash dividends declared	(515)	—
Balance at end of year	$2,412	$2,013

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

The Company

General Employment Enterprises, Inc. (the "Company") operates in one industry segment, providing staffing services through a network of branch offices located in major metropolitan areas throughout the United States. The Company specializes in providing information technology, engineering and accounting professionals to clients on either a regular placement basis or a temporary contract basis. The Company has a diverse customer base, and no single customer accounted for more than 5% of its revenues during either of the last two fiscal years.

Significant Accounting Policies and Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and the rules of the United States Securities and Exchange Commission. The more significant accounting policies that are followed by the Company are summarized below.

Principles of Consolidation
The consolidated financial statements include the accounts and transactions of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation.

Estimates and Assumptions
Management makes estimates and assumptions that can affect the amounts of assets and liabilities reported as of the date of the financial statements, as well as the amounts of reported revenues and expenses during the periods presented. Those estimates and assumptions typically involve expectations about events to occur subsequent to the balance sheet date, and it is possible that actual results could ultimately differ from the estimates. If differences were to occur in a subsequent period, the Company would recognize those differences when they became known. Significant matters requiring the use of estimates and assumptions include deferred income tax valuation allowances, accounts receivable allowances, and valuations of property and equipment. Management believes that its estimates and assumptions are reasonable, based on information that is available at the time they are made.

Revenue Recognition
Placement service revenues are recognized when applicants accept offers of employment, less a provision for estimated losses due to applicants not remaining employed for the Company's guarantee period. Contract service revenues are recognized when services are rendered.

Cost of Contract Services
The cost of contract services includes the wages and the related payroll taxes and benefits of the Company's employees while they work on contract assignments.

Income Taxes
Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized as a tax benefit in the future.

Income Per Share
Basic income per share is based on the average number of common shares outstanding. Diluted income per share is based on the average number of common shares and the dilutive effect of stock options. Diluted income per share does not include the effect of 155,000 stock options in fiscal 2007 and 50,000 stock options in fiscal 2006, because the exercise price of those options was greater than the average market value of the common stock during the year, and including them would have had an anti-dilutive effect on income per share.

Notes Continued

Cash Equivalents
Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Accounts Receivable Allowances
An allowance for placement falloffs is recorded, as a reduction of revenues, for estimated losses due to applicants not remaining employed for the Company's guarantee period. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where collection is considered to be doubtful due to credit issues. These allowances together reflect management's estimate of the potential losses inherent in the accounts receivable balances, based on historical loss statistics.

Property and Equipment
Property and equipment are recorded at cost. Depreciation expense is calculated on a straight-line basis over estimated useful lives of five years for computer equipment and two to ten years for office equipment, furniture and fixtures. The Company capitalizes computer software purchased or developed for internal use, and amortizes it over an estimated useful life of five years. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If the carrying amount of an asset group is greater than its estimated future undiscounted cash flows, the carrying value is written down to the estimated fair value.

Deferred Compensation Plan
The Company has a rabbi trust agreement to protect the assets of its nonqualified deferred compensation plan. The accounts of the rabbi trust are included in the consolidated financial statements. Investments held by the trust are included in other assets, and an offsetting obligation is included in other liabilities. The investments are considered to be trading securities and are reported at fair value, with the realized and unrealized holding gains and losses being recorded in investment income, and an offsetting amount is recorded in general and administrative expenses. Amounts on the consolidated balance sheet as of September 30, 2006 have been reclassified to conform with the 2007 presentation.

Stock-Based Compensation
Compensation expense is recorded for the fair value of stock options issued to employees. The expense is measured as the estimated fair value of the stock options on the date of grant and is amortized over the vesting periods.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (the "FASB") issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". Interpretation 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured and derecognized in financial statements, and it requires certain disclosures of uncertain tax positions among other provisions. Interpretation 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for the Company in the first quarter of fiscal 2008. The Company does not expect the adoption to have a material effect on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements". Statement 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and it expands disclosures about fair value measurements. Statement 157 is effective for fiscal years beginning after November 15, 2007. The Company has not determined what impact Statement 157 may have on its results of operations and financial position.

Notes Continued

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". Under Statement 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Statement 159 is effective for fiscal years beginning after November 15, 2007. The Company has not determined what impact Statement 159 may have on its results of operations and financial position.

Income Taxes

The components of the provision for income taxes are as follows:

(In Thousands)	2007	2006
Current tax provision	$ —	$ —
Deferred tax provision (credit) related to		
Temporary differences	(55)	17
Loss carryforwards	457	378
Valuation allowances	(402)	(395)
Provision for income taxes	$ —	$ —

The differences between income taxes calculated at the 34% statutory U.S. federal income tax rate and the Company's provision for income taxes are as follows:

(In Thousands)	2007	2006
Income tax provision at statutory federal tax rate	$ 311	$ 341
Federal valuation allowance	(317)	(333)
Other	6	(8)
Provision for income taxes	$ —	$ —

The net deferred income tax asset balance as of September 30 related to the following:

(In Thousands)	2007	2006
Temporary differences	$ 304	$ 249
Net operating loss carryforwards	892	1,349
Valuation allowances	(1,196)	(1,598)
Net deferred income tax asset	$ —	$ —

As of September 30, 2007, there were approximately $2,000,000 of losses available to reduce federal taxable income in future years through 2024, and there were approximately $4,800,000 of losses available to reduce state taxable income in future years, expiring from 2008 through 2024.

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period.

As of September 30, 2007, the Company performed an evaluation to determine whether a valuation allowance was needed, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company had cumulative pretax losses for the four fiscal years from 2001 through 2004 of $11,133,000, and the Company had cumulative pretax income for the three fiscal years from 2005 through 2007 of $2,587,000.

The Company also considered whether there was any currently available information about future years. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or by

Notes Continued

extrapolating past results. Moreover, the Company's earnings are strongly influenced by national economic conditions and have been volatile in the past. Considering these factors, the Company determined that it was not possible to reasonably quantify future taxable income.

Based on the weight of available evidence, as required by Statement 109, the Company determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of September 30, 2007.

Property and Equipment

Property and equipment consisted of the following as of September 30:

(In Thousands)	2007	2006
Computer equipment and software	$ 2,294	$ 2,427
Office equipment, furniture and fixtures	1,543	1,596
Total property and equipment, at cost	3,837	4,023
Accumulated depreciation and amortization	(2,908)	(3,222)
Property and equipment, net	$ 929	$ 801

During fiscal 2007, the Company disposed of fully-depreciated property and equipment, primarily computer equipment, having an original cost of $550,000.

Other Current Liabilities

Other current liabilities consisted of the following as of September 30:

(In Thousands)	2007	2006
Accounts payable	$ 93	$151
Accrued expenses	219	252
Deferred rent	202	229
Total other current liabilities	$514	$632

Lease Obligations

The Company leases space for all of its branch offices, which are located either in downtown or suburban business centers, and space for its corporate headquarters. Branch offices are generally leased over periods from three to five years. The corporate office lease expires in 2015, and it may be cancelled by the Company in 2012 under certain conditions. The leases generally provide for payment of basic rent plus a share of building real estate taxes, maintenance costs and utilities.

Rent expense was $992,000 in fiscal 2007 and $985,000 in fiscal 2006. As of September 30, 2007, future minimum lease payments under noncancelable lease agreements having initial terms in excess of one year totaled $2,510,000, as follows: fiscal 2008 - $916,000, fiscal 2009 - $655,000, fiscal 2010 - $497,000, fiscal 2011 - $343,000; and fiscal 2012 - $99,000.

Commitments

As of September 30, 2007, the Company had contractual obligations to purchase approximately $160,000 of recruitment advertising through December 2007.

Notes Continued

Retirement Plans

The Company has a 401(k) retirement plan in which all full-time employees may participate after one year of service. Under the plan, eligible participants may contribute a portion of their earnings to a trust, and the Company makes matching contributions, subject to certain limitations.

The Company has a nonqualified deferred compensation plan for certain officers. Under the plan, the Company contributes a percentage of each participant's earnings to a rabbi trust under a defined contribution arrangement. The participants direct the investments of the trust, and the Company does not guarantee investment performance. Participant account balances are payable upon retirement or termination from the Company, subject to certain vesting requirements.

The cost of retirement plans was $221,000 in fiscal 2007 and $170,000 in fiscal 2006. Investment income from the deferred compensation plan was $59,000 in fiscal 2007 and $22,000 in fiscal 2006.

Stock Option Plans

As of September 30, 2007, there were stock options outstanding under the Company's 1995 Stock Option Plan, Amended and Restated 1997 Stock Option Plan and 1999 Stock Option Plan. All three plans were approved by the shareholders. The 1995 Stock Option Plan expired during fiscal 2006, and no further options may be granted under that plan. The plans granted specified numbers of options to non-employee directors, and they authorized the Compensation Committee of the Board of Directors to grant either incentive or non-statutory stock options to employees.

All stock options outstanding as of September 30, 2007 were non-statutory stock options, had exercise prices equal to the market price on the date of grant, and had expiration dates ten years after the date of grant.

A summary of stock option activity is as follows:

(Number of Options in Thousands)	2007	2006
Number of options outstanding		
Beginning of year	515	435
Granted	105	80
Exercised	(5)	—
End of year	615	515
Number of options exercisable at end of year	470	435
Number of options available for grant at end of year	98	203
Weighted average option prices per share		
Granted during the year	$2.17	$1.63
Exercised during the year	.86	—
Outstanding at end of year	1.33	1.16
Exercisable at end of year	1.12	1.07

The average fair value of stock options granted was estimated to be $0.95 per share in fiscal 2007 and $0.75 per share in fiscal 2006. These estimates were made using the Black-Scholes option pricing model and the following weighted average assumptions:

	2007	2006
Expected option life (years)	4.0	4.0
Expected stock price volatility	52.0%	54.0%
Expected dividend yield	0.4%	0.0%
Risk-free interest rate	4.4%	4.5%

Notes Concluded

Stock-based compensation expense was $68,000 in fiscal 2007. There was no stock-based compensation expense in fiscal 2006 because the options were granted at the end of the year. As of September 30, 2007, there was $91,000 of unrecognized compensation expense related to unvested stock options outstanding, and the weighted average vesting period for those options was 1.4 years.

Stock options outstanding as of September 30, 2007 were as follows (number of shares in thousands):

Range of Exercise Prices	Number Outstanding	Weighted Average Price	Number Exercisable	Weighted Average Price	Average Remaining Life (Years)
At $.86	348	$ .86	348	$ .86	4.9
$1.25 to $2.45	267	1.95	122	1.88	7.7

As of September 30, 2007, the aggregate intrinsic value of outstanding stock options and exercisable stock options was $272,000.

Severance Arrangements

The Company has an employment agreement with the chief executive officer that provides for severance benefits if the officer's employment terminates for any reason other than "cause." The Company also has arrangements covering other officers and key employees that would become effective if their employment terminated under certain conditions following a change in control of the Company. As of September 30, 2007, the potential aggregate obligation under these arrangements, if all such officers and employees were terminated, was approximately $3,400,000.

Shareholder Rights Plan

On February 4, 2000, the Company adopted a shareholder rights plan, and the Board of Directors declared a dividend of one share purchase right for each share of outstanding common stock.

The rights will become exercisable if any person or affiliated group (other than certain "grandfathered" shareholders) acquires, or offers to acquire, 10% or more of the Company's outstanding common shares. Each exercisable right entitles the holder (other than the acquiring person or group) to purchase, at a price of $21.50 per share, common stock of the Company having a market value equal to two times the purchase price. The purchase price and the number of common shares issuable on exercise of the rights are subject to adjustment in accordance with customary anti-dilution provisions.

The Board of Directors may authorize the Company to redeem the rights at a price of $.01 per right at any time before they become exercisable. After the rights become exercisable, the Board of Directors may authorize the Company to exchange any unexercised rights at the rate of one share of common stock for each right. The rights are nonvoting and will expire on February 22, 2010.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
General Employment Enterprises, Inc.
Oakbrook Terrace, Illinois

We have audited the accompanying consolidated balance sheets of General Employment Enterprises, Inc. and subsidiary as of September 30, 2007 and 2006 and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of General Employment Enterprises, Inc. and subsidiary at September 30, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Chicago, Illinois
November 16, 2007

Selected Financial Data

(Dollars In Thousands, Except Per Share)	2007	2006	2005	2004	2003	2002
				Year Ended September 30		
Operating Results						
Contract service revenues	$ 8,448	$ 10,253	$ 11,754	$ 11,750	$ 11,477	$ 11,149
Placement service revenues	11,242	9,815	8,594	6,231	5,488	6,591
Total revenues	19,690	20,068	20,348	17,981	16,965	17,740
Cost of contract services	5,641	7,256	8,335	8,520	7,875	7,358
Selling expenses	7,051	6,098	5,250	3,765	3,641	4,444
General and administrative expenses	6,385	5,925	6,186	6,508	8,946	10,723
Total operating expenses	19,077	19,279	19,771	18,793	20,462	22,525
Income (loss) from operations	613	789	577	(812)	(3,497)	(4,785)
Investment income	301	213	94	34	58	108
Income (loss) before income taxes	914	1,002	671	(778)	(3,439)	(4,677)
Credit for income taxes	—	—	—	—	—	(1,380)
Income (loss) from continuing operations	$ 914	$ 1,002	$ 671	$ (778)	$ (3,439)	$ (3,297)
Per Share Data						
Average number of shares (thousands)						
Basic	5,150	5,148	5,142	5,131	5,121	5,116
Diluted	5,368	5,338	5,355	5,131	5,121	5,116
Income (loss) from continuing operations per share						
Basic	$ .18	$ .19	$ .13	$ (.15)	$ (.67)	$ (.64)
Diluted	.17	.19	.13	(.15)	(.67)	(.64)
Cash dividends declared per share	.10	—	—	—	—	—
Book value per share	1.42	1.33	1.14	1.01	1.27	1.95
Closing market price per share	1.61	1.69	2.08	2.09	0.85	0.72
Balance Sheet Data						
Net working capital	$ 6,395	$ 6,051	$ 5,218	$ 4,630	$ 4,333	$ 7,038
Long-term obligations	436	296	192	124	114	42
Shareholders' equity	7,324	6,852	5,850	5,168	6,524	9,989
Total assets	9,876	9,275	8,364	7,294	8,691	11,933
Ratio Analysis						
Current ratio	4.0	3.8	3.2	3.3	3.1	4.7
Gross profit margin on contract services	33.2%	29.2%	29.1%	27.5%	31.4%	34.0%
Profit margins						
Income (loss) from operations	3.1	3.9	2.8	(4.5)	(20.6)	(27.0)
Income (loss) from continuing operations	4.6	5.0	3.3	(4.3)	(20.3)	(18.6)
Rate of return from continuing operations on average equity	12.9	15.8	12.2	(13.3)	(41.7)	(28.6)
Shareholders' equity to total assets	74.2	73.9	69.9	70.9	75.1	83.7
Offices and Employees at End of Year						
Number of offices	19	20	19	19	22	32
Number of employees	280	320	330	340	340	310

The results of a business sold in 2004 are reflected as discontinued operations for 2004 and prior periods.

Corporate Data

Board of Directors

Herbert F. Imhoff, Jr.
Chairman of the Board and Chief Executive Officer
President and Chief Operating Officer
General Employment Enterprises, Inc.

Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer
General Employment Enterprises, Inc.

Dennis W. Baker
Retired Treasurer of CF Industries Holdings, Inc.
Nominating Committee Chairman

Sheldon Brottman
Attorney and real estate developer
President of SCB Development
Compensation Committee Chairman

Andrew Dailey
Managing Director of Headlands Advisors

Delain G. Danehey
Retired partner of the auditing firm of
Ernst & Young LLP
Audit Committee Chairman

Joseph F. Lizzadro
Chairman Emeritus of L&H Company, Inc.

Independent Auditors

BDO Seidman, LLP
Chicago, IL

Counsel

Herbert F. Imhoff, Jr.
General Counsel

Corporate Officers

Herbert F. Imhoff, Jr.
Chairman of the Board and Chief Executive Officer
President and Chief Operating Officer

Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer

Marilyn L. White
Vice President

Nancy C. Frohnmaier
Vice President and Secretary

Doris A. Bernar
Assistant Secretary

Jan V. Prieto-McCarthy
Assistant Treasurer

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Phone: (212) 509-4000
Website: www.continentalstock.com

Stock Listing

American Stock Exchange (AMEX)
Trading symbol: **JOB**

Note to Shareholders

Quarterly earnings releases and financial statements can be obtained by contacting:

Investor Relations Department
General Employment Enterprises, Inc.
One Tower Lane – Suite 2200
Oakbrook Terrace, IL 60181
Phone: (630) 954-0400 E-mail: invest@genp.com
Website: www.generalemployment.com

General Employment Enterprises, Inc.
One Tower Lane, Suite 2200, Oakbrook Terrace, IL 60181
630.954.0400 www.generalemployment.com
American Stock Exchange Symbol: JOB
invest@genp.com

END